Bionomics Limited

13 May 2004

Securities and Exchange Commission
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04030438

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Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

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MAY 27 2004
THOMSON FINANCIAL

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Jill Mashado
Company Secretary

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82-34652

Bionomics Limited

ABN 53 075 582 740

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ASX ANNOUNCEMENT
13 May 2004

PUBLICATION OF EPILEPSY RESEARCH

Bionomics Limited (ASX:BNO, BNOOA, US OTC:BMICY) announced today that research by its collaborators Women's and Children's Hospital, in conjunction with the University of Melbourne and a US group in Tennessee, has been published in the scientific journal, *American Journal of Human Molecular Genetics*.

The research relates to the identification of a susceptibility gene for a common form of epilepsy, known as generalised epilepsy with febrile seizures plus (GEFS+). GEFS+ is an epilepsy subtype that is associated with a range of different types of seizures that begin with fever-associated seizures in children under 6 years of age, but continue later in life.

The gene which has been identified by the published research is a subunit of the GABA-A receptor, an ion channel which is the subject of Bionomics' drug discovery program for epilepsy and anxiety. The published research, and further research conducted by Bionomics and its collaborators, may be incorporated in Bionomics' future drug discovery and epilepsy diagnostic product development programs.

A press release from the Women's and Children's Hospital relating to the publication is attached to this announcement.

For more information about Bionomics, visit www.bionomics.com.au

FOR FURTHER INFORMATION PLEASE CONTACT:

MS JILL MASHADO
COMPANY SECRETARY
BIONOMICS LIMITED
Ph: +61 8 8354 6101

82-34682

MEDIA RELEASE

Women's & Children's Hospital
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Thursday May 13, 2004

World-first common epilepsy gene discovery

Scientists at the Women's and Children's Hospital, in collaboration with Bionomics Limited, the University of Melbourne and a US group in Tennessee, have identified the first 'susceptibility' gene for the common forms of epilepsy.

Epilepsy is a complex disorder arising from many susceptibility genes. Alterations (mutations) in these susceptibility genes increase the risk of the person suffering from epilepsy.

Head of Molecular Genetics at the Hospital Dr John Mulley said: "Normally this gene inhibits excitability in brain cells, but when the gene is mutated this inhibition is reduced allowing over-excitability in the brain with resulting seizures.

"Epilepsy affects 3% of the world's population at some time in their life although it is most common in the young and the old. This gene adds to the risk of being affected with the common forms of epilepsy that affect 40% of these people.

"Many people in the general population have changes in the gene which, in themselves, are not sufficient to cause epilepsy. There are other factors involved such as similar changes in other, still to be discovered, genes together with environmental factors."

Dr Mulley leads a team of research scientists from the Women's and Children's Hospital working at Bionomics and involved in ongoing research to discover genes associated with epilepsy. The team has been responsible for discovery of approximately half of the known genes for the less common epilepsies which represent less than 1% of epilepsy.

Senior Medical Scientist Dr Leanne Dibbens, a chief investigator on this project said: " We analysed samples from 203 patients with epilepsy through our clinical collaborators, Professor Sam Berkovic and Dr Ingrid Scheffer, in Melbourne. This enabled us to identify three gene changes which were possibly involved in epilepsy.

"We then measured changes in gene function using a human cell culture system incorporating the gene changes. The observed functional changes in these cells confirmed the identification of a susceptibility gene for epilepsy.

"Currently 30% of epileptics don't have their epilepsy adequately controlled and our research may lead to development of better treatments for epilepsy in the longer term."

The work was funded by a Federal R&D Start grant that was matched with funding from Bionomics.

The research is currently in press on-line in *Human Molecular Genetics*.

To organise interviews with Dr Mulley or Dr Dibbens please contact

Kirsty Mudge or **Dr Edna Bates**

Media Liaison Officer — ***A/Director, Media and Community Relations***

☎ (618) 8161 7164 — **☎ mobile 0401 125 630 (after hours)**

email: mudgek@wch.sa.gov.au — batese@wch.sa.gov.au

Women's and Children's Hospital http://www.wch.sa.gov.au